Exhibit 1

MAJOR STOCKHOLDER OF CHINACAST EDUCATION CORPORATION

ISSUES OPEN LETTER TO THE BOARD

Stockholder to Nominate Opposing Slate of Directors at Upcoming Annual Meeting

NEW YORK, Dec. 9, 2011 — Ned Sherwood, a major stockholder of ChinaCast Education Corporation (Nasdaq GS: CAST), today sent the following letter to the Board of Directors of the Company.

Board of Directors of ChinaCast Education Corporation

c/o Corporate Secretary

Suite 08, 20F, One International Finance Centre

No. 1 Harbour View Street

Central Hong Kong 636741

China

Dear Fellow Members of the Board:

I am disappointed that I must send a letter like this; but, the Board action taken Wednesday night has left me with little recourse. It is unfortunate when an outside director is attacked because he challenges the views of management, pushes for shareholder value, and advocates for more independence on the Board. As you know, I believe that the proxy supplement filed by the Company yesterday contains a litany of unsubstantiated, trumped up concerns about me. These include allegations about a stock transaction that I had made only after first checking with the Company’s designated insider trading compliance officer and only after disclosing my intentions to other Board members and management. My actions were totally appropriate and fully consistent with Company policy. These and other disclosures about my “unsuitability” to serve on the Board, I believe, are retaliation for my independence from management. I believe that an effective board is one that embraces differences of opinion. Diversity of thought is a strength, not something to be punished.

As I have been attacked unfairly, I am left with little recourse but to defend myself and to continue to seek what is best for the Company and its shareholders. I have spent the last several days trying to reach accord with the Chairman of the Board, to no avail. It is unfortunate that any substantive dissent will not be tolerated on the Board.

As a Board member and independent outside director, I have become uncomfortable with many of the recent actions of senior management, the Company’s legal counsel and several members of the Board. Having been on the Board now for two years, I am impressed with CAST’s business model and its future prospects and potential. But I believe that the current corporate and legal governance issues are undermining the Company’s shareholder value.

I have demonstrated my support of and faith in ChinaCast by investing a substantial amount of money in its common shares. In the past year alone, I, on behalf of entities that I control, have purchased more than 3,140,000 of the Company’s common shares at a time when CAST was the subject of unjustified attacks by short sellers. Almost all of these purchases were made at prices that exceed the now current market share price. During this same period of time, CAST senior management has not purchased a single share of ChinaCast common stock.

I want to stress that I am not aware of any wrongdoing at the operational level of CAST, and, in fact, hope that all of the local (mainland China) management team remains in place and that many of the top managers stay as long as they concentrate on the operational aspects of the Company. We can have a bright future ahead of us and I remain ready and willing to work collaboratively with them.

In the spirit of full transparency, I wanted to inform you of my plans. I intend to nominate and publicly solicit proxies for an opposing slate of directors for election to the Company’s Board at the upcoming annual meeting, now scheduled for December 20, 2011 EST. My Schedule 13D will be amended accordingly.

I intend a majority of my nominees to be independent of ZS Fund, and, if elected, they will add more independence to the Board as a whole. This is necessary, in my opinion, to offset the hand-picked candidates added to the Board by the Chairman. I will deliver additional information regarding my nominees, and a formal notice of their nomination, within nine days pursuant to the Company’s bylaws.

If successful in getting a more independent slate of directors elected, I have the following simple plan:

1. Promptly complete the FTI Consulting cash confirmation audit to confirm the Company’s cash balances.

2. Follow a simple philosophy of sharing the Company’s success and cash flow with the shareholders via dividends, share buybacks and, of course, constantly evaluating strategic alternatives. ZS Fund was founded in 1985 and we have 26 years of experience in the M&A and private equity industry. Be assured that we will always be alert to maximizing value for all shareholders if an appropriate opportunity arises, and we do not plan to stop the process of exploring strategic alternatives. I would recommend that the Special Committee of the Board for this process consist of highly experienced investment professionals.

3. Maintain the commitment to improving and enhancing the quality of education and the facilities at CAST’s three existing universities, with the goal to provide a “world class” education to all of the matriculating students.

When possible, we should also search for additional private universities to acquire and improve and expand. Currently CAST trades at a multiple net of cash of approximately 3x EBITDA, but most university acquisition candidates sell for multiples between 7.5 and 9 times EBITDA. Therefore, I strongly believe our first task at hand is to work to convince the financial markets to properly value CAST stock so that new university acquisitions would make financial sense and not be dilutive.

4. Subject to the approval of China’s State Administration of Foreign Exchange, restart the Company’s previously announced $50 million share buyback program in earnest. Unfortunately, after announcing its buyback program in March 2011, the Company has not purchased any shares since late June and has only purchased $4.7 million worth of shares in total to date. As a Board member, I have consistently encouraged the Company to follow through with its publicly announced buyback-program. Moreover, as Chairman of the Compensation Committee I have explored adding management incentives for so doing. Clearly, it is not possible to predict with certainty the result of the strategic alternative process, so continuing the share buyback step seems prudent in the interim period.

5. Additionally, consult with the relevant Chinese authorities with regard to continuing cash remittance to the United States and, as soon as possible, initiate a twenty-cent per share annual dividend payable quarterly.

6. Eliminate the “poison pill” and stop Board action to remove independent voices from the Board. In my opinion, top management, utilizing Company counsel has spent far too much time and legal expense in the crusade to remove me, and to oppose new independent candidates to the board.

In summary, if elected, I expect the new Board will concentrate on CAST’s sound and profitable business model in a way that maximizes value to all shareholders. I am optimistic that doing so will lead to a substantially higher valuation in the marketplace. It is not too late for the Board to see the same path for success.

Finally, given the need for the Company to clear a review of its revised proxy with the SEC and the logistics of mailing a new card to shareholders in time for the meeting, I would strongly suggest that the shareholder meeting be delayed again until such a time as the Board can be assured that its shareholders can receive final proxy materials in sufficient time to review the materials and make an informed voting decision. I think our fiduciary duty to shareholders requires it.

Thank you for your consideration.

Sincerely,

/s/ Ned Sherwood

Ned Sherwood

Important Information

SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY NED SHERWOOD, ZS EDU L.P., ZS EDU GP LLC AND ROBERT HORNE FROM THE STOCKHOLDERS OF CHINACAST EDUCATION CORPORATION (THE “ISSUER”) FOR

USE AT THE ISSUER’S ANNUAL MEETING, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. THE PROXY STATEMENT, ALONG WITH OTHER RELEVANT DOCUMENTS, WILL BE AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION’S (THE “SEC”) WEBSITE AT HTTP://WWW.SEC.GOV.

NED SHERWOOD, ZS EDU L.P., ZS EDU GP LLC AND ROBERT HORNE WILL BE DEEMED PARTICIPANTS IN THE PROXY SOLICITATION. THE PARTICIPANTS IN THE PROXY SOLICITATION WILL PROVIDE COPIES OF THE DEFINITIVE PROXY STATEMENT, WHEN IT BECOMES AVAILABLE, WITHOUT CHARGE UPON REQUEST. INFORMATION RELATING TO THE PARTICIPANTS IN THE PROXY SOLICITATION IS CONTAINED IN EXHIBIT 2 TO THE SCHEDULE 14A FILED WITH THE SEC ON DECEMBER 9, 2011.